SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    CAPITAL GROWTH MORTGAGE INVESTORS, L.P.
                            (NAME OF SUBJECT COMPANY)

                    CAPITAL GROWTH MORTGAGE INVESTORS, L.P.
                        (NAME OF PERSON FILING STATEMENT)

               DEPOSITARY UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                     NONE
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               Kenneth L. Zakin
                    CAPITAL GROWTH MORTGAGE INVESTORS, L.P.
                     3 World Financial Center, 29th Floor
                           New York, New York 10285
                                 (212) 526-3237
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                               FILING STATEMENT)

                                    Copy to:

                             Patrick J. Foye, Esq.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 Third Avenue
                           New York, New York  10022
                                 (212) 735-3000


     ITEM 1.   SECURITY AND SUBJECT COMPANY

               The subject company is Capital Growth Mortgage Investors, L.P., a Delaware limited partnership (the "Partnership"). The address of the principal executive offices of each of the Partnership and CG Realty Funding, Inc., a Delaware corporation and general partner of the Partnership (the "General Partner"), is 3 World Financial Center, 29th Floor, New York, New York 10285. The title of the class of equity securities to which this statement relates is the outstanding depositary units of limited partnership interests ("Units") of the Partnership.

     ITEM 2.   TENDER OFFER OF THE BIDDER

               This statement relates to the unsolicited tender offer being made by Moraga Fund 1, L.P., a California limited partnership ("Moraga"), Cal Kan, Inc., a Kansas corporation ("Cal Kan"), Moraga Gold LLC, a California limited liability company ("Gold"), Previously Owned Mortgage Partnerships Income Fund 3, L.P., a California limited partnership ("Pompi 3), Accelerated High Yield Institutional Fund I, L.P., a Florida limited partnership ("Inst'l Fund"), Accelerated High Yield Institutional Investors, L.P., a Florida limited partnership ("Inst'l Inv"), Accelerated High Yield Income Fund I, L.P., a Florida limited partnership ("Income 1"), Accelerated High Yield Income Fund II, L.P., a Florida limited partnership ("Income 2"), Beagle Fund 7, a Colorado limited partnership ("Beagle") and Summit Venture, an Arizona general partnership ("Summit" and together with Moraga, Cal Kan, Gold, Pompi 3, Inst'l Fund, Inst'l Inv, Income 1, Income 2, Beagle and Summit, the "Bidders"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 27, 1996, as amended by Amendment No. 1 to the Schedule 14D-1 dated September 4, 1996 (as amended the "Schedule 14D-1"), to purchase from holders of Units ("Unitholders") up to 2,818,000, or 40%, of the outstanding Units of the Partnership at a purchase price of $2.10 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1996 (the "Offer to Purchase") and the Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, the "Cal Kan Offer"). The Partnership did not solicit the Cal Kan Offer and did not know of the Cal Kan Offer or its terms until commencement of the Cal Kan Offer. The Schedule 14D-1 states that the principal place of business of all Bidders, other than Summit, is located at 1640 School Street, Suite 100, Moraga, California 94556 and the principal place of business of Summit is 1717 E. Morton, Suite 220, Phoenix, Arizona 85020.

     ITEM 3.   IDENTITY AND BACKGROUND

               (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

               (b)(1) The Partnership does not have any directors or executive officers. Pursuant to the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the sole general partner responsible for the management of the Partnership's business is the General Partner. The directors and executive officers of the General Partner are set forth on Schedule I attached hereto. Except as described below, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the General Partner or its affiliates and the Partnership, its executive officers, directors or affiliates.

               The Partnership has and will continue to have certain relationships with the General Partner and its affiliates, as discussed below. However, there have been no direct financial transactions between the Partnership and the directors or executive officers of the General Partner.

               The General Partner is entitled to an annual Investment Management Fee (as defined in the Partnership Agreement) of $75,000 for managing the Partnership's portfolio of mortgages and treasury securities. In addition, the General Partner receives 1% of any Repayment Proceeds (as defined in the Partnership Agreement) until the Unitholders have received their capital contributions and a 14% cumulative non-compounded annual return. Thereafter, the General Partner will be entitled to any amount owed to it as a Disposition Fee (as defined in the Partnership Agreement) and 1% of any remaining proceeds thereafter.

               Under the terms of the Partnership Agreement, the Partnership reimburses the General Partner, at cost, for the performance of certain administrative services provided by third parties. First Data Investor Services Group (formerly The Shareholder Services Group), an unaffiliated company, provides partnership accounting and investor relations services for the Partnership. Prior to May 1993, these services were provided by an affiliate of the General Partner. The Partnership's transfer agent and certain tax reporting services are provided by Service Data Corporation, an unaffiliated company. For the years ended December 31, 1995, 1994, and 1993, the cost of such services were $13,067, $6,297 and $8,563, respectively. At December 31, 1995 and 1994, $1,894 and $1,932 were due to the General Partner for the performance of these services.

               The General Partner, as general partner of the Partnership, is entitled to indemnification under certain circumstances from the Partnership pursuant to the Partnership Agreement and applicable law.

               Cash and cash equivalents reflected on the Partnership's balance sheets at December 31, 1995 and 1994 were on deposit with an affiliate of the General Partner.

               (b)(2) To the best knowledge of the Partnership, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the Bidders, their executive officers, directors or affiliates.

     ITEM 4.   THE SOLICITATION OR RECOMMENDATION

               (a) The Partnership's management met following the announcement of the Cal Kan Offer to review and consider the Cal Kan Offer and to explore various possible alternative courses of action which might be available to the Partnership in response to the Cal Kan Offer. AT SUCH MEETING, THE PARTNERSHIP, IN LIGHT OF ALL RELEVANT CIRCUMSTANCES, DETERMINED THAT THE CAL KAN OFFER IS GROSSLY INADEQUATE, NOT IN THE BEST INTERESTS OF EITHER THE PARTNERSHIP OR UNITHOLDERS AND THE PARTNERSHIP STRONGLY RECOMMENDS THAT UNITHOLDERS REJECT IT.

               (b) The Partnership reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

               (i) The Grand Hyatt San Francisco (the "Hotel"), which secures the Partnership's second mortgage loan (the "Union Square Loan") to Union Square Hotel Partners, L.P. ("Union Square"), continues to report improved operating results. The Hotel's average occupancy and room rates are currently at record levels;

               (ii) Union Square, the owner of the Hotel, has engaged a nationally recognized real estate firm, Eastdil Realty Company, to facilitate a sale of the Hotel. Union Square has announced that it has entered into exclusive negotiations with one prospective purchaser and, although it did not disclose a specific price, it did disclose that, if a sale were consummated, based on such exclusive negotiations, the sale proceeds would be in excess of the amount necessary to repay the first mortgage encumbering the Hotel. Although there can be no assurance that any sale actually will be consummated or that any particular price can be obtained, the Partnership expects, based upon such information and subject to sale of the Hotel and negotiation with Union Square, to receive at least partial repayment of the Union Square Loan;

               (iii) Union Square, the owner of the Hotel, has informed the Partnership that in the event the Hotel is sold on the terms currently being negotiated, Union Square will pay the Partnership at least $20,300,000 in respect of the Union Square Loan or an amount equal to at least $2.90 per Unit, which the Partnership estimates will result in an aggregate liquidation value in excess of $5 per Unit;

               (iv) If the Hotel is sold, the Partnership would distribute the net proceeds received in respect of the Union Square Loan to Unitholders within 30 days of receipt of such proceeds. To date Unitholders have received from the Partnership total cash distributions equal to $7.05 per original $10.00 Unit; and

               (v) In March 1990, a principal and an affiliate of the Bidders were found guilty of violating the rules of the National Association of Securities Dealers, Inc. ("NASD") regarding excessive compensation of broker-dealers. The determination was made in connection with the purchase and sale of certain partnership interests. The affiliate was censured and fined by the NASD for charging commissions to customers which were not fair.

     ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

               The Partnership has retained MacKenzie Partners, Inc., which is unaffiliated with MacKenzie Patterson, Inc., the depositary for the Cal Kan Offer, to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the Cal Kan Offer. The Partnership will pay MacKenzie Partners, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnership nor any person acting on their behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Cal Kan Offer.

     ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO
     SECURITIES

               (a) Neither the Partnership nor the General Partner has effected any transactions in the Units during the past 60 days. The Partnership is not aware of any other transactions in the Units during the past 60 days by any of the General Partner's executive officers, directors, affiliates, or subsidiaries.

               (b) Neither the Partnership nor, to the knowledge of the Partnership, any of the General Partner's executive officers, directors, affiliates, or subsidiaries intends to tender Units in the Cal Kan Offer.

     ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
     COMPANY

               (a) There are no negotiations being undertaken or underway which would result in any of the transactions listed in
     Item 7(a).

               (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer which relates to or would result in one or more of the matters referred to in Item 7(a).

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     CAL KAN OFFER PRICE DOES NOT REFLECT ANY VALUE FOR UNION SQUARE LOAN. The offer price of $2.10 per Unit is below the Partnership's estimate of net asset value per Unit of $2.20 as of June 30, 1996 which, due to the Hotel's past performance, does not reflect any value for the Union Square Loan. If, however, as discussed above, the Hotel's performance continues to increase and the ability of Union Square to repay the second mortgage continues to improve or the Hotel is to be sold on the terms currently being negotiated, the Partnership would increase the carrying value of the Union Square Loan to reflect the corresponding increase in the likelihood of the repayment of the Union Square Loan. Union Square, the owner of the Hotel, has informed the Partnership that in the event the Hotel is sold on the terms currently being negotiated, Union Square will pay the Partnership at least $20,300,000 in respect of the Union Square Loan or an amount equal to at least $2.90 per Unit, which the Partnership estimates will result in an aggregate liquidation value in excess of $5 per Unit -- such amount being at least $2.80 more than the Partnership's estimate of net asset value per Unit of $2.20 as of June 30, 1996.


                  CAPITAL GROWTH MORTGAGE INVESTORS, L.P.
                       CALCULATION OF NET ASSET VALUE
                            AS OF JUNE 30, 1996

                                               Balance      Net Asset
                                                 Sheet          Value
                                              06/30/96       06/30/96
                                          ------------   ------------

      MORTGAGE LOANS:

      Union Square                                   0              0
      Laurel Centre                         13,501,271     13,501,271
                                         -------------  -------------
                                                     -              -

      Mortgage loans value                  13,501,271     13,501,271

      OTHER ASSETS:

      Cash and cash equivalents                844,383        844,383

      Investment in US T Strips              1,121.797      1,121,797
      Deferred charges                          51,924              0

           Total Assets                     15,519,375     15,467,451

      LESS: LIABILITIES

      Accounts payable                        (28,111)       (28,111)

      Due to affiliates                        (7,450)        (7,450)
                                         -------------  -------------
                                                     -
      NET ASSET VALUE                       15,483,814     15,431,890

      Net Asset Value                                      15,431,890

      Limited Partner Units Outstanding                     7,047,000
                                                        -------------

      Net Asset Value per Limited
           Partner Unit
                                                                 2.20

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

               (a)(1) Form of letter from the Partnership to limited partners, dated September 10, 1996.

               (c)       Not Applicable.


                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  September 10, 1996    CAPITAL GROWTH MORTGAGE
                                   INVESTORS, L.P.

                              By:       CG REALTY FUNDING, INC.,
                                        its General Partner

                                  By: /s/ Kenneth L. Zakin
                                            Kenneth L. Zakin
                                            President


                                                            Schedule I

     The directors and executive officers of the General Partner are as follows:

               Name                          Office
               Kenneth L. Zakin              Director and President
               Moshe Braver                  Director
               Daniel M. Palmier             Vice President and Chief
                                               Financial Officer

     KENNETH L. ZAKIN, 48, is a Senior Vice President of Lehman Brothers and has held such title since November 1988. He is currently a senior manager in Lehman Brothers' Diversified Asset Group and was formerly group head of the Commercial Property Division of Shearson Lehman Brothers' Direct Investment Management Group responsible for the management of limited partnerships owning interests in commercial real estate throughout the United States. Mr. Zakin was a director of Lexington Corporate Properties, Inc. from October 1993 to May 1996. He is a member of the Bar of the State of New York and previously practiced as an attorney in New York City from 1973 to 1984 specializing in the financing, acquisition, disposition, and restructuring of real estate transactions. Mr. Zakin is a member of the Real Estate Lender's Association and is currently an associate member of the Urban Land Institute and a member of its New York District Council Advisory Services Committee. He received a Juris Doctor degree from St. John's University School of Law in 1973 and a B.A. degree from Syracuse University in 1969.

     MOSHE BRAVER, 42, is currently a Managing Director of Lehman Brothers and has held such position since October 1985. During this time, he has held positions with the Business Analysis Group, International and Capital Markets Administration and currently, with the Diversified Asset Group. Mr. Braver joined Shearson Lehman Brothers in August 1983 as Senior Vice President. Prior to joining Shearson, Mr. Braver was employed by the accounting firm of Coopers & Lybrand from January 1975 and is a Certified Public Accountant.

     DANIEL M. PALMIER, 35, is a Vice President of Lehman Brothers
     Inc. in its Diversified Asset Group, and has been employed by Lehman Brothers since June 1990. He is responsible for the asset management and restructuring of a diverse portfolio of assets including commercial real estate and mortgages. From March of 1988, Mr. Palmier worked for LJ Hooker Corporation, Inc. and held positions of Senior Associate of Mergers and Acquisitions/Corporate Finance and Vice President in the Real Estate division. From September 1986, Mr. Palmier was a Real Estate Acquisition Officer at John Anthony Associates, Inc. in New York. From June 1983,
     Mr. Palmier worked in the public accounting field, most notably for the firm Price Waterhouse. Mr. Palmier, a New York Certified Public Accountant, earned a Masters of Science in Real Estate Degree from New York University in 1995 and graduated from the University of Notre Dame in 1983 with a B.B.A. in Accounting.


                               EXHIBIT INDEX

       Exhibit                  Description                    Page

       (a)(1)   Form of letter from the Partnerships to         12
                limited partners, dated September 10,
                1996.